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Richard Platt

Founding President at vSpatial

Dallas/Fort Worth Area · 495 connections · **See contact info**

 vSpatial

BYU & ASU

About

Richard is the primary founder and President of vSpatial -- a company focused on virtual-reality based team collaboration.

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 Meeting in vSpatial

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Experience

 **vSpatial**
3 yrs 2 mos

Founding President
Apr 2016 – Present · 3 yrs 2 mos
Provo, Utah Area

Founder and President of vSpatial, Inc.

Founding CEO
Apr 2016 – Mar 2018 · 2 yrs
Dallas, Seattle, Provo

President/CEO for vSpatial.

 **President/CEO**

myRead.com

Dec 2010 – Mar 2016 · 5 yrs 4 mos
Prosper, TX

myRead is a non-profit publisher of free digital multimedia with a current focus on children's books. myRead brings the works of the great authors of the past and the present to life for free. myRead also builds the tools to make this possible for everyone.

 Bringing Books to Life for Free

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CTO & VP of Engineering

NetSocket

Jan 2012 – Nov 2014 · 2 yrs 11 mos

Netsocket is a startup focused on Software Defined Networking.

VP/GM

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Richardson, Texas
Ran development for Enterprise Voice as a VP of Engineering from 1998 to 2004. GM for small business products from 2004 to 2007.

Education

BYU & ASU

Bachelor of Science in Electrical Engineering

1980 – 1983

Arizona State University

BS, Electrical Engineering

1980 – 1983

Activities and Societies: Eta Kappa Nu, IEEE

Bachelor of Science in Electrical Engineering
Focus on Microprocessor-based systems and firmware

BYU

Bachelor of Science (BS), Electrical, Electronics and Communications Engineering

1977 – 1980

Activities and Societies: Eta Kappa Nu

Computer Engineering
(Built my own 8080A microcomputer)

Volunteer Experience

2-year Mission to Mexico

The Church of Jesus Christ of Latter-day Saints

Dec 1977 – Dec 1979 • 2 yrs 1 mo









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